================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)

                           ---------------------------

                           REGENCY CENTERS CORPORATION
                      (FORMERLY REGENCY REALTY CORPORATION)
                                (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE                            758849 10 3
     (Title of class of securities)                               (CUSIP number)

                             BRIAN T. MCANANEY, ESQ.
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                               SEPTEMBER 25, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)
                         (Continued on following pages)
                              (Page 1 of 14 pages)

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                                       1

-----------------------------------           ----------------------------------
CUSIP number       758849 10 3         13D             Page 2 of 14 Pages
================================================================================

------------------- ------------------------------------------------------------
        1           NAME OF REPORTING PERSON:          SECURITY CAPITAL GROUP
                                                       INCORPORATED
                    S.S. OR I.R.S. IDENTIFICATION NO.        36-3692698
                    OF ABOVE PERSON:
------------------- ------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (A) [ ]
                                                                         (B) [ ]
------------------- ------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK, OO

------------------- ------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                           [ ]
------------------- ------------------------------------------------- ----------
        6           CITIZENSHIP OR PLACE OF
                    ORGANIZATION:                      MARYLAND

---------------------------- ------- -------------------------------------------
      NUMBER OF          7   SOLE VOTING POWER:      12,186,667 SHARES OF COMMON
       SHARES                                        STOCK (SUBJECT TO AGREEMENT
                                                     REGARDING VOTING OF SHARES
                                                     DESCRIBED IN ITEM 4)
                        ---- ---------------------------------------------------
    BENEFICIALLY         8   SHARED VOTING POWER:
      OWNED BY
                        ---- ---------------------------------------------------
        EACH             9   SOLE DISPOSITIVE POWER: 12,186,667 SHARES OF
      REPORTING                                      COMMON STOCK
                        ---- ---------------------------------------------------
     PERSON WITH         10  SHARED DISPOSITIVE POWER:

------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY      12,186,667 SHARES
                    OWNED BY REPORTING PERSON:         OF COMMON STOCK

------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT
                    IN ROW (11) EXCLUDES CERTAIN SHARES:                     [ ]

------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    21.8%

------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:          CO

------------------- ------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP number       758849 10 3         13D             Page 3 of 14 Pages
================================================================================

------------------- ------------------------------------------------------------
        1           NAME OF REPORTING PERSON:          SC CAPITAL INCORPORATED
                    S.S. OR I.R.S. IDENTIFICATION NO.        74-2985638
                    OF ABOVE PERSON:
------------------- ------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (A) [ ]
                                                                         (B) [ ]
------------------- ------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK, OO

------------------- ------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                           [ ]
------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:         NEVADA

------------------- ------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER:       12,186,667 SHARES OF
      SHARES                                           COMMON STOCK (SUBJECT TO
                                                       AGREEMENT REGARDING
                                                       VOTING OF SHARES
                                                       DESCRIBED IN ITEM 4)
                         ---- --------------------------------------------------
   BENEFICIALLY           8   SHARED VOTING POWER:
     OWNED BY
                         ---- --------------------------------------------------
       EACH               9   SOLE DISPOSITIVE POWER:  12,186,667 SHARES OF
     REPORTING                                         COMMON STOCK
                         ---- --------------------------------------------------
    PERSON WITH           10  SHARED DISPOSITIVE POWER:

------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY      12,186,667 SHARES OF
                    OWNED BY REPORTING PERSON:         COMMON STOCK

------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT
                    IN ROW (11) EXCLUDES CERTAIN SHARES:                     [ ]

------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   21.8%

------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP number       758849 10 3         13D             Page 4 of 14 Pages
================================================================================

------------------- ------------------------------------------------------------
        1           NAME OF REPORTING PERSON:          SC REALTY INCORPORATED
                    S.S. OR I.R.S. IDENTIFICATION NO.         88-0330184
                    OF ABOVE PERSON:
------------------- ------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (A) [ ]
                                                                         (B) [ ]
------------------- ------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ -----------------------------
        4           SOURCE OF FUNDS:               BK, OO

------------------- ------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                           [ ]
------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:          NEVADA

------------------- ------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER:       12,186,667 SHARES OF
      SHARES                                           COMMON STOCK (SUBJECT TO
                                                       AGREEMENT REGARDING
                                                       VOTING OF SHARES
                                                       DESCRIBED IN ITEM 4)
                         ---- --------------------------------------------------
   BENEFICIALLY           8   SHARED VOTING POWER:
     OWNED BY
                         ---- --------------------------------------------------
       EACH               9   SOLE DISPOSITIVE POWER:  12,186,667 SHARES OF
     REPORTING                                         COMMON STOCK
                         ---- --------------------------------------------------
    PERSON WITH           10  SHARED DISPOSITIVE POWER:

------------------- ------------------------------------------------------------
    11              AGGREGATE AMOUNT BENEFICIALLY      12,186,667 SHARES OF
                    OWNED BY REPORTING PERSON:         COMMON STOCK

------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES:                                 [ ]

------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    21.8%

------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP number       758849 10 3         13D             Page 5 of 14 Pages
================================================================================

------------------- ------------------------------------------------------------
        1           NAME OF REPORTING PERSON:          SECURITY CAPITAL
                    S.S. OR I.R.S. IDENTIFICATION NO.  OPERATIONS INCORPORATED
                    OF ABOVE PERSON:                          52-2146697
------------------- ------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (A) [ ]
                                                                         (B) [ ]
------------------- ------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK, OO

------------------- ------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                           [ ]
------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:         MARYLAND

------------------- ------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER:       12,186,667 SHARES OF
      SHARES                                           COMMON STOCK (SUBJECT TO
                                                       AGREEMENT REGARDING
                                                       VOTING OF SHARES
                                                       DESCRIBED IN ITEM 4)
                         ---- --------------------------------------------------
   BENEFICIALLY           8   SHARED VOTING POWER:
     OWNED BY
                         ---- --------------------------------------------------
       EACH               9   SOLE DISPOSITIVE POWER:  12,186,667 SHARES OF
     REPORTING                                         COMMON STOCK
                         ---- --------------------------------------------------
    PERSON WITH           10  SHARED DISPOSITIVE POWER:

------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY      12,186,667 SHARES OF
                    OWNED BY REPORTING PERSON:         COMMON STOCK

------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES:                                 [ ]

------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    21.8%

------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP number       758849 10 3         13D             Page 6 of 14 Pages
================================================================================

------------------- ------------------------------------------------------------
        1           NAME OF REPORTING PERSON:          SECURITY CAPITAL SHOPPING
                    S.S. OR I.R.S. IDENTIFICATION NO.  MALL BUSINESS TRUST
                    OF ABOVE PERSON:                          74-2869169
------------------- ------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (A) [ ]
                                                                         (B) [ ]
------------------- ------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK, OO

------------------- ------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                           [ ]
------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:         MARYLAND

------------------- ------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER:       12,186,667 SHARES OF
      SHARES                                           COMMON STOCK (SUBJECT TO
                                                       AGREEMENT REGARDING
                                                       VOTING OF SHARES
                                                       DESCRIBED IN ITEM 4)
                         ---- --------------------------------------------------
   BENEFICIALLY           8   SHARED VOTING POWER:
     OWNED BY
                         ---- --------------------------------------------------
       EACH               9   SOLE DISPOSITIVE POWER:  12,186,667 SHARES OF
     REPORTING                                         COMMON STOCK
                         ---- --------------------------------------------------
    PERSON WITH           10  SHARED DISPOSITIVE POWER:

------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY      12,186,667 SHARES OF
                    OWNED BY REPORTING PERSON:         COMMON STOCK

------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES:                                 [ ]

------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    21.8%

------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP number       758849 10 3         13D             Page 7 of 14 Pages
================================================================================

------------------- ------------------------------------------------- ----------
        1           NAME OF REPORTING PERSON:          GE CAPITAL INTERNATIONAL
                    S.S. OR I.R.S. IDENTIFICATION NO.  HOLDINGS CORPORATION
                    OF ABOVE PERSON:
------------------- ------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (A) [ ]
                                                                         (B) [ ]
------------------- ------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK, OO

------------------- ------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                           [ ]
------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:         DELAWARE

------------------- ------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER:       12,186,667 SHARES OF
      SHARES                                           COMMON STOCK (SUBJECT TO
                                                       AGREEMENT REGARDING
                                                       VOTING OF SHARES
                                                       DESCRIBED IN ITEM 4)
                         ---- --------------------------------------------------
   BENEFICIALLY           8   SHARED VOTING POWER:
     OWNED BY
                         ---- --------------------------------------------------
       EACH               9   SOLE DISPOSITIVE POWER:  12,186,667 SHARES OF
     REPORTING                                         COMMON STOCK
                         ---- --------------------------------------------------
    PERSON WITH           10  SHARED DISPOSITIVE POWER:

------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY      12,186,667 SHARES OF
                    OWNED BY REPORTING PERSON:         COMMON STOCK

------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES:                                 [ ]

------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    21.8%

------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP number       758849 10 3         13D             Page 8 of 14 Pages
================================================================================

------------------- ------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:        GENERAL ELECTRIC CAPITAL
                    I.R.S. IDENTIFICATION NOS.         CORPORATION
                    OF ABOVE PERSONS:
------------------- ------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (A) [ ]
                                                                         (B) [ ]
------------------- ------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ -----------------------------
        4           SOURCE OF FUNDS:               BK, OO

------------------- ------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                           [ ]
------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

------------------- ------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER:       12,186,667 SHARES OF
      SHARES                                           COMMON STOCK (SUBJECT TO
                                                       AGREEMENT REGARDING
                                                       VOTING OF SHARES
                                                       DESCRIBED IN ITEM 4)
                         ---- --------------------------------------------------
   BENEFICIALLY           8   SHARED VOTING POWER:
     OWNED BY
                         ---- --------------------------------------------------
       EACH               9   SOLE DISPOSITIVE POWER:  12,186,667 SHARES OF
     REPORTING                                         COMMON STOCK
                         ---- --------------------------------------------------
    PERSON WITH           10  SHARED DISPOSITIVE POWER:

------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY      12,186,667 SHARES OF
                    OWNED BY REPORTING PERSON:         COMMON STOCK

------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES:                                 [ ]

------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    21.8%

------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP number       758849 10 3         13D             Page 9 of 14 Pages
================================================================================

------------------- ------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:        GENERAL ELECTRIC CAPITAL
                    I.R.S. IDENTIFICATION NOS.         SERVICES, INC.
                    OF ABOVE PERSONS:
------------------- ------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (A) [ ]
                                                                         (B) [ ]
------------------- ------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------------------------------------
        4           SOURCE OF FUNDS:               NOT APPLICABLE

------------------- ------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                           [ ]
------------------- ------------------------------------------------- ----------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:     DELAWARE

------------------- ------------------------------------------------------------
     NUMBER OF           7   SOLE VOTING POWER:                  0
      SHARES
                        ---- ---------------------------------------------------
   BENEFICIALLY          8   SHARED VOTING POWER:      DISCLAIMED (SEE 11 BELOW)
     OWNED BY
                        ---- ---------------------------------------------------
       EACH              9   SOLE DISPOSITIVE POWER:             0
     REPORTING
                        ---- ---------------------------------------------------
    PERSON WITH          10  SHARED DISPOSITIVE POWER: DISCLAIMED (SEE 11 BELOW)

------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY      BENEFICIAL OWNERSHIP OF
                    OWNED BY REPORTING PERSON:         ALL SHARES DISCLAIMED BY
                                                       GENERAL ELECTRIC CAPITAL
                                                       SERVICES, INC.
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES:                                 [ ]

------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY    NOT APPLICABLE
                    AMOUNT IN ROW (11):                (SEE 11 ABOVE)
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP number       758849 10 3         13D            Page 10 of 14 Pages
================================================================================


------------------- ------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:        GENERAL ELECTRIC COMPANY
                    I.R.S. IDENTIFICATION NOS.
                    OF ABOVE PERSONS:
------------------- ------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (A) [ ]
                                                                         (B) [ ]
------------------- ------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------------------------------------
        4           SOURCE OF FUNDS:                       NOT APPLICABLE

------------------- ------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                           [ ]
------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:      NEW YORK

------------------- -----------------------------------------------------------
     NUMBER OF           7   SOLE VOTING POWER:                   0
      SHARES
                        ---- ---------------------------------------------------
   BENEFICIALLY          8   SHARED VOTING POWER:      DISCLAIMED (SEE 11 BELOW)
     OWNED BY
                        ---- ---------------------------------------------------
       EACH              9   SOLE DISPOSITIVE POWER:              0
     REPORTING
                        ---- ---------------------------------------------------
    PERSON WITH          10  SHARED DISPOSITIVE POWER: DISCLAIMED (SEE 11 BELOW)

------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY      BENEFICIAL OWNERSHIP OF
                    OWNED BY REPORTING PERSON:         ALL SHARES DISCLAIMED BY
                                                       GENERAL ELECTRIC COMPANY
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES:                                 [ ]

------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED       NOT APPLICABLE
                    BY AMOUNT IN ROW (11):             (SEE 11 ABOVE)
------------------- ------------------------------------------------- ----------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------------------

         This Amendment No. 21 ("Amendment No. 21") is filed by Security Capital Group Incorporated, a Maryland corporation ("Security Capital Group"), SC Capital Incorporated, a Nevada corporation ("SC Capital") and a wholly owned subsidiary of Security Capital Group, SC Realty Incorporated, a Nevada corporation ("SC-Realty") and a wholly owned subsidiary of SC Capital, Security Capital Operations Incorporated, a Maryland corporation ("Operations") and a wholly owned subsidiary of SC-Realty, Security Capital Shopping Mall Business Trust, a Maryland real estate investment trust and a subsidiary of Operations (f/k/a Midwest Mixed-Use Realty Investors Trust) ("SC Shopping Mall Business Trust" and, together with Security Capital Group, "Security Capital"), General Electric Company, a New York corporation ("GE"), General Electric Capital Services, Inc., a Delaware corporation ("GECS") and a wholly owned subsidiary of GE, General Electric Capital Corporation, a Delaware corporation ("GECC") and a wholly owned subsidiary of GECS, and GE Capital International Holdings Corporation, a Delaware corporation ("GE Holdings" and, together with GE, GECS, GECC, Security Capital Group, SC Capital, SC-Realty, Operations and SC Shopping Mall Business Trust, the "Reporting Persons") and a wholly owned subsidiary of GECC and the parent corporation of Security Capital Group.

         This Amendment No. 21 amends the Schedule 13D originally filed by Security Capital U.S. Realty and Security Capital Holdings S.A. on June 21, 1996 (as previously amended, the "Schedule 13D"). This Amendment No. 21 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Regency Centers Corporation, a Florida corporation (f/k/a Regency Realty Corporation) ("Regency"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D, as amended.

Item 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended and supplemented as follows:

         As previously reported, on June 18, 2003, Security Capital entered into forward sales transactions with respect to 20,000,000 shares of Common Stock, representing all of the shares of Common Stock held of record by SC Shopping Mall Business Trust. Those forward sales contracts became effective on June 24, 2003. On September 25, 2003, Security Capital settled under its previously reported forward contract with Merrill Lynch International (the "ML Forward Contract"). In accordance with the terms of the ML Forward Contract, Security Capital delivered 3,906,667 shares of Common Stock, representing all of the shares of Common Stock subject to the ML Forward Contract, to Merrill Lynch International in exchange for a cash payment of approximately $30.68 per share (which is equal to $31.1355 per share of Common Stock, plus interest and minus the amount of dividends paid on the Common Stock with record dates between June 18, 2003 and the settlement date (plus interest on those dividends)). On September 26, 2003, Security Capital settled under its previously reported forward contract with Wachovia Bank, National Association (the "Wachovia Forward Contract"). In accordance with the terms of the Wachovia Forward Contract, Security Capital delivered 3,906,666 shares of Common Stock, representing all of the shares of Common Stock subject to the Wachovia Forward Contract, to Wachovia Bank, National Association in exchange for a cash payment of approximately $30.68 per share (which is equal to $31.1355 per share of Common Stock, plus interest and minus the amount of dividends paid on the Common Stock with record dates between June 18, 2003 and the settlement date (plus interest on those dividends)).

         Upon settlement of Security Capital's remaining three previously reported forward sales contracts, which provide for settlement at various times during the first half of 2004, or earlier at the election of Security Capital, Security Capital will no longer own any shares of Common Stock, unless Security Capital elects to settle one or more of the forward contracts in cash rather than by delivery of shares of Common Stock.

         If Security Capital does not dispose of all of its shares pursuant to the remaining three previously reported forward contracts, the Reporting Persons will continue to review their investment in the Common Stock and evaluate their plans and intentions as previously described in this Schedule 13D (including, without limitation, Amendment No. 13 hereto). The Reporting Persons reserve the right, based on all relevant factors, and consistent with their contractual obligations, to change their investment intent with respect to Regency at any time in the future, to dispose of all or a portion of their remaining holdings of Common Stock, or to change their intention with respect to any or all of the matters referred to in this Schedule 13D. Any action or discussions taken in such connection will be subject to and conducted in accordance with all applicable legal rules and contractual agreements to which the Reporting Persons are subject or which otherwise apply to the purchase or sale of Common Stock or the Reporting Persons' investment in Regency.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As described in Item 4 above, on September 25, 2003 and September 26, 2003, Security Capital disposed of 3,906,667 and 3,906,666 shares of Common Stock, respectively, pursuant to the transactions described in Item 4. Accordingly, the aggregate number of shares that the Reporting Persons continue to beneficially own, with sole voting power and dispositive power, is 12,186,667, all of which are held of record by SC Shopping Mall Business Trust. As previously reported, pursuant to the Agreement Relating to Disposition of Shares, Security Capital has agreed to will vote any shares of Common Stock that are subject to forward contracts and over which it has voting power in the same proportion as shares are voted by other shareholders of Regency.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The descriptions of the contracts, arrangements, understandings and relationships described above in the response to Item 4 are incorporated into this Item.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Date:  September 29, 2003


                                   GENERAL ELECTRIC COMPANY

                                   By:  /s/ Kevin Korsh
                                           ------------------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact


                                   GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                   By: /s/ Kevin Korsh
                                           ------------------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact


                                   GENERAL ELECTRIC CAPITAL CORPORATION

                                   By: /s/ Kevin Korsh
                                           ------------------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact


                                   GE CAPITAL INTERNATIONAL HOLDINGS CORPORATION

                                   By: /s/ Kevin Korsh
                                           ------------------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact


                                   SECURITY CAPITAL GROUP INCORPORATED

                                   By: /s/ Kevin Korsh
                                           ------------------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact

                                   SC CAPITAL INCORPORATED

                                   By: /s/ Kevin Korsh
                                           ------------------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact


                                   SC REALTY INCORPORATED

                                   By: /s/ Kevin Korsh
                                           ------------------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact


                                   SECURITY CAPITAL OPERATIONS INCORPORATED

                                   By: /s/ Kevin Korsh
                                           ------------------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact


                                   SECURITY CAPITAL SHOPPING MALL BUSINESS TRUST

                                   By: /s/ Kevin Korsh
                                           ------------------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact